UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31505

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/20 (MM/DD/YY) AND ENDING 01/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Fifth Avenue, 15th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allison M. Lindh 212-869-8224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd. Suite 404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Allison M. Lindh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liberty Associates, Inc., as of January 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Allison M. Lindh
Signature

Chief Financial Officer
Title



Notary Public

IRA F. FRANKEL
Notary Public, State of New York
No. 02FR4752396
Qualified in Rockland County
Commission Expires November 30, ~~2017~~ 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liberty Associates, Inc.

**Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission**

Including Independent Auditor's Report Thereon

For the Year-Ended January 31, 2021

Contents

Independent Auditors Report 3

Financial Statements 4

    Statement of Financial Condition..4

    Statement of Operations...5

    Statement of Cash Flows 6

    Statement of Changes in Ownership Equity 7

Notes to Financial Statements 8

Supplementary Schedules Pursuant to SEA Rule 17a-5 12

    Computation of Net Capital 12

    Computation of Net Capital Requirement 12

    Computation of Aggregate Indebtedness 12

    Computation of Reconciliation of Net Capital 12

    Statement Related to Exemptive Provision (Possession and Control)...13

    Statement Related to Material Inadequacies...13

    Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)..14

    Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) 15

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Liberty Associates, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Liberty Associates, Inc. as of January 31, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Liberty Associates, Inc. as of January 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Liberty Associates, Inc.'s management. My responsibility is to express an opinion on Liberty Associates, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Liberty Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Liberty Associates, Inc.'s financial statements. The Supplemental Information is the responsibility of the Liberty Associates, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson, CPA

I have served as Liberty Associates, Inc.'s auditor since 2018.

Tarzana, California

March 15, 2021 except for Notes J and K, as to which the date is April 9, 2021

Liberty Associates, Inc.
Financial Statements
Statement of Financial Condition
For the Year-Ended January 31, 2021

Assets

Current Assets

Cash and cash equivalents	$312,653
Clearing Broker	62,578
Investments	714
Inventories	
Prepaid Expenses	
Total Assets	**$375,946**

Liabilities

Current Liabilities

Accrued Liabilities	$18,424
Other Current Liabilities	30
Total Liabilities	**$18,454**

Stockholder's Equity

Common Stock (1,440,000 shares authorized, 1,440,000 shares issued and outstanding)	5,000
Preferred Stock (200,000 shares authorized, 160,000 shares issued and outstanding)	400,000
Additional Paid in Capital	370,000
Retained Deficit	(417,509)
Total Stockholder's Equity	**357,491**
Total Liabilities and Stockholder's Equity	**$375,946**

The accompanying notes are an integral part of these financial statements.


Liberty Associates, Inc.
Financial Statements
Statement of Operations
For the Year-Ended January 31, 2021


Revenues

Commissions Earned	$182,413
Other Income	2,574
Dividend & Interest Income	133
Total Revenues	**$185,119**

Operating Expenses

Professional Services	$48,222
Clearance Fees	58,451
Commissions	163,562
Deduction Expenses	(21)
Earnings	14,833
Insurance Expense	13,306
Floor Brokerage, Exchange Fees	3,850
Tech, Data, & Communication	4,020
Registration Fees	23,624
Occupancy	37,200
Other Expenses	6,415
Total Operating Expenses	**$373,463**
Operating Income (Loss)	**$(188,344)**

The accompanying notes are an integral part of these financial statements.

Liberty Associates, Inc.
Financial Statements
Statement of Cash Flows
For the Year-Ended January 31, 2021

Cash Flows From Operating Activities	
Net Income (Loss)	$ (188,344)
Accrued Commissions	18,424
Accrued Expenses	(35,700)
Due to Shareholder: Loan – SWA	(24,500)
Total Adjustments	(41,776)
Net Cash Provided By (Used in) Operating Activities	$(230,119)
Financing Activities	
Capital Contribution	125,000
Issuance of Preferred Stock	400,000
Net Cash Provided By Financing Activities	$525,000
Net Increase (Decrease) In Cash and Cash Equivalents	$294,881
Cash and Cash Equivalents at Beginning of Period	$81,065
Cash and Cash Equivalents at End of Period	$375,946
Cash Paid for Interest	$0
Cash Paid for Income Taxes	$0

The accompanying notes are an integral part of these financial statements.

Liberty Associates, Inc.
<u>Financial Statements</u>
Statement of Changes in Ownership Equity
For the Year-Ended January 31, 2021

	Common Stock	Preferred Stock	Paid-In Capital	Retained Deficit	Total Equity
Balance – February 1, 2020	$5,000	$0	$245,000	($229,165)	$20,835
Capital Contribution	-	$400,000	$125,000	-	$525,000
Net Income (Loss)	-		-	(188,344)	(188,344)
Balance as of January 31, 2021	**$5,000**	**$400,000**	**$370,000**	**($417,509)**	**$357,491**

The accompanying notes are an integral part of these financial statements.

Liberty Associates, Inc.
Notes to Financial Statements
For the Year-Ended January 31, 2021

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Liberty Associates, Inc. (the Company) was incorporated in the State of New York effective February 15, 1984. The Company has adopted a fiscal year ending January 31st.

Description of Business

The Company, located in New York, NY is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under an exemption pursuant to exemptive provision under Rule 15c-3(k)(2)(ii).

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the commission statements.

Income taxes

Effective February 15, 1984, the Company began operations. Federal income taxation occurs at the entity level. The company is subject to audit by taxing agencies for years ended 2018, 2019, and 2020.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 15, 2021, which is the date the financial statements were available to be issued. As of October 2018, Liberty Associates, Inc. has established a clearing and custodial arrangement with RBC Correspondent Services.

In February 2016, the FASB issued ASU 2016-02, *Leases*. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. ASU 2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement in as much as it has an expense sharing agreement with an affiliate.

NOTE B - ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments see below.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income: This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

NOTE C - CONCENTRATION OF CREDIT RISK

At January 31, 2021, the Corporation maintained a cash balance of $312,653 in a bank account. The bank account is insured by the Federal Deposit Insurance Corporation up to $250,000, and at January 31, 2021 is fully insured. The money market fund is unsecured. Accordingly, the Corporation is subject to credit risk from this concentration.

NOTE D - COMMITMENTS AND CONTINGENCIES

Liberty Associates, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE E - FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those Instruments. Available- for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
January 31, 2020	Carrying Value Level 1	Fair Value Level 1
Marketable Securities	$714	$714
Total	$714	$714

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Minimum net capital is the greater of $5,000 or 6 2/3 of aggregate indebtedness. In this case the minimum net capital is $5,000. On January 31, 2021, the Company's net capital of $357,491 exceeded the minimum net capital requirement of $5,000 by $352,491 and the Company's ratio of aggregate indebtedness of $18,454 to net capital was .05:1, which is less than the 15:1 maximum ratio requirement.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3- 1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

NOTE G - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions under Rule 15c-3-3(k)(2)(ii).

NOTE H – COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

NOTE I - INCOME TAXES

The Company accounts for income taxes using the asset and liability method. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is *more likely than not* that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, with represents the amount of tax currently payable to or receivable from a taxing authority. The Company is subject to audit by the taxing agencies for years ending December 31, 2018, 2019, and 2020.

The component of income taxes at December 31, 2020 are as follows:

	Current	Deferred	Total
2020			
Federal	$0	$35,993	$135,993
State	$0	$16,951	$16,951

The NOL carryforward is available for 20 years, expiring December 31, 2040 in the amount of $178,897.

Deferred taxes have been calculated based on the significant temporary differences between current and future periods taxable income which are primarily due to accounts receivable, prepaid expenses, accounts payable, differences in depreciation methods and research and development tax credit carryforwards.

The components of the Company's deferred tax assets/liabilities are as follows:

Deferred tax assets:	$52,944
Valuation allowance:	($52,944)
Total	$0

Note J – MATERIAL CHANGE OF FINANCIAL CONDITION

On August 27, 2020, the Firm completed the first closing of a private placement of its Series A Preferred Stock. The proceeds were used for general working capital. Gross proceeds of $400,000 were raised in the private placement for the reporting period.

Additionally, Evan B. Azriliant, a member of the Firm's Board of Directors made three (3) capital contributions during the reporting period (Paid-in-Capital) in the amounts of $25,000 on February 27, 2020, $25,000 on May 27, 2020, and $75,000 on September 4, 2020 for a total paid-in-capital contribution of $125,000.

Note K – Related Party Transactions

During the reporting period the Firm had in place an expense sharing agreement with S&E Azriliant, P.C., a related party in the amount of $3,100 per month which includes rental expense, utilities, communication, telephone, and supplies totaling $37,200. As of March 1, 2021, the Firm updated the expense sharing agreement for the updated amount totaling $4,000 per month. The Firm believes ASC 842 lease accounting does not apply as it has an expense sharing agreement. As discussed in Note I, Mr. Azriliant made paid-in-capital contributions to the Firm in an aggregate amount of $125,000 for the reporting period. The Firm paid a legal service fee to S&E Azriliant, P.C. of $7,200 during the period.

Liberty Associates, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended January 31, 2021

Computation of Net Capital

Stockholder's Equity		$ 357,491
Non-Allowable Assets		
Property and Equipment	$ 0.00	
Accounts Receivable - other	0.00	
Total Non-Allowable Assets		$ 0.00
Other Securities	$0.00	
Exempted Securities	0.00	
Other Charges	0.00	
Haircuts on Securities Positions		
Securities Haircuts	$ 0.00	
Undue Concentration Charges	0.00	$(0.00)
Net Allowable Capital		$ 357,491

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 1,230
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	$352,491

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 18,454
Percentage of Aggregate Indebtedness to Net Capital	.05

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of January 31, 2021	$ 380,950
Adjustments	
Increase (Decrease) in Equity	(23,459)
(Increase) Decrease in Non-Allowable Assets	0.00
(Increase) Decrease in Securities Haircuts	0.00
Net Capital per Audit	$ 357,491
Reconciled Difference	-

Differences caused by recording of additional receivables and additional payables

The accompanying notes are an integral part of these financial statements.

Liberty Associates, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended January 31, 2021

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

 **Liberty Associates, Inc.**

Established since 1984

March 15, 2021

Brian W. Anson
18455 Burbank Blvd.
Suite 404
Tarzana, CA 91356

RE: Exemption Statement Rule 15c3-3(k)(2)(ii) for FYE January 31, 2021

Dear Mr. Anson,

Please be advised that Liberty Associates, Inc. has complied with the Exemption Rule 15c3-3(k)(2)(ii), for the period of February 1, 2020 through January 31, 2021. Liberty Associates, Inc. did not hold customer securities or funds at any time during this period.

Allison M. Lindh, Chief Compliance Officer of Liberty Associates, Inc. has made available to Brian Anson all records and information including all communications from regulatory agencies received through the date of this review January 31, 2021.

Allison M. Lindh has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Liberty Associates, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (212) 869-8224.

Best Regards,

Allison M. Lindh

Allison M. Lindh
Chief Compliance Officer
Liberty Associates, Inc.

Enclosures

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Liberty Associates, Inc.
New York, New York

I have reviewed management's statements, included in the accompanying Liberty Associates, Inc., Exemption Report in which (1) Liberty Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Liberty Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and 2 Liberty Associates, Inc. stated that Liberty Associates, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Liberty Associates, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Liberty Associates, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
March 15, 2021